FOR IMMEDIATE RELEASE                          Exhibit (a)(5)(x)
Shareholder Contact:
1-800-219-4218






          ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.
                ANNOUNCES RESULTS OF TENDER OFFER
          ----------------------------------------------

         NEW YORK, NY November 24, 2003 Alliance World Dollar Government Fund II, Inc. (NYSE: AWF) (the "Fund") announced today that in accordance with its tender offer for up to 11,677,555 of its shares of common stock, which expired on November 14, 2003, the Fund has accepted 10,201,653 shares for payment on or about November 25, 2003 at $13.02 per share, which was the net asset value per share as of the close of trading on November 17, 2003. The shares accepted for payment constitute 100% of the shares properly tendered and not withdrawn by November 18, 2003, the final date for withdrawals, and represent 13.1% of the Fund's outstanding shares.

         The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

         The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital Management L.P. As of November 14, 2003, the date on which the Fund's tender offer expired, the Fund's total net assets were approximately $1 billion.




                               # #







00250.0444 #446124